UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2012

Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

2 Namtai Road, Gushu, Xixiang

Baoan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

NEWS RELEASE

Investor relations contact: Mr. Paul Lau E-mail: shareholder@namtai.com	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

NAM TAI ELECTRONICS, INC.

Schedule for Release of Results for the Second Quarter of 2012

and Payment of Quarterly Dividends for 2012

SHENZHEN, PRC – June 18, 2012 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that it will release its unaudited second quarter results for the period ended June 30, 2012 on Monday, August 6, 2012.

Furthermore, the Company has announced payment of Q3 quarterly dividends in 2012 as per the following table. The record date for the third quarter dividend of $0.07 per share is June 30, 2012 and the payment date is on or before July 20, 2012.

The Company hereby clarifies that its shareholders of record on June 30, 2012, a Saturday, will be identical to its shareholders of record at the close of business on June 29, 2012, being the immediately preceding Friday.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2012	December 31, 2011	January 20, 2012	$0.07	PAID
Q2 2012	March 31, 2012	April 20, 2012	$0.07	PAID
Q3 2012	June 30, 2012	July 20, 2012	$0.07
Q4 2012	September 30, 2012	October 20, 2012	$0.07

Total for Full Year 2012			$0.28

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules, FPC subassemblies and image-sensor modules and PCBAs. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai Electronics, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date: June 18, 2011	By:	/s/ M. K. Koo
	Name:	M. K. Koo
	Title:	Executive Chairman and Chief Financial Officer